September 28, 2023

VIA EDGAR

Mr. Nicholas Nalbantian
Ms. Mara Ransom
Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lixiang Education Holding Co., Ltd.
Registration Statement on Form F-1 (File No. 333-274209)

Dear Mr. Nalbantian and Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lixiang Education Holding Co., Ltd. hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-274209), so that it may become effective at 4:00 p.m., Eastern time, on September 29, 2023, or as soon as practicable thereafter.

[Signature page follows]

Very truly yours,

Lixiang Education Holding Co., Ltd.

By:	/s/ Fen Ye
	Name:	Fen Ye
	Title:	Chairlady and Director

[Signature Page to Acceleration Request]